

June 25, 2010

Aleks Kins
AlphaMetrix Managed Futures III LLC
c/o AlphaMetrix, LLC
181 West Madison
34th Floor
Chicago, Illinois 60602

> **Re:** **AlphaMetrix Managed Futures III LLC**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 28, 2010**
> **File No. 000-53864**

Dear Mr. Kins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form 10 indicates that you are registering the units of the AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series). The name of the registrant on the cover page of the Form 10 and on the signature page state that the registrant is AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series), the series. In addition, on page 2, you state that the WC Diversified Series is the registrant under this Form 10. Your Certificate of Formation, however, indicates that the legal entity formed is AlphaMetrix Managed Futures III LLC and not the series AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series). Even though a series of beneficial units may represent interests in a separate or discrete set of assets – and not in the entity as a whole – unless the series is a separate legal entity, it cannot be a registrant for Exchange Act purposes. See Securities Act Section

Compliance & Disclosure Interpretation Question 104.01 and tell us why you have named the series as the registrant.

2.   We note that Winton's principals are David W. Harding, Martin J. Hunt, Anthony H. Daniell, Gurpreet Jauhal, Matthew Beddall, Rajeev Patel and Osman Murgian. Please revise to explain in detail who makes the trading decisions for the Diversified Portfolio. Please specifically identify the Winton individuals and describe their backgrounds, experience and prior performance. Please also disclose the names of the members of Winton's Investment Committee as well as any other persons that will be making trading decisions.

3.   Please briefly describe under what circumstances the WC Diversified Series can be terminated or dissolved under the terms of the limited liability company agreement.

(a) General development of business, page 2

4.   We note your response to comment 10 in our letter dated January 27, 2010 and your revised disclosure that WC Diversified Series' expenses are not expected to exceed 5.19% of the assets of the WC Diversified Series although this amount may vary substantially based upon the expenses of the WC Diversified Series. Please revise your disclosure to explain what you mean by "vary substantially." Please disclose any cap on the expenses or disclose that there is none.

(b) Narrative description of business, page 5

General, page 5

5.   Please explain the Sharpe ratio and its function in greater detail. Please also explain in greater detail the Diversified Program's goal of combining highly liquid financial instruments offering positive but low Sharpe ratios and generally low correlation over the long term to other markets such as equities and fixed income.

6.   Please define what constitutes a "certain range of risk" with respect to how long or short the portfolio should be to maximize profit.

An Emphasis on Managing Risk, page 8

7.   We note your disclosure that Winton may engage in investment strategies not described herein that it considers appropriate. Please provide some examples of the investment strategies not described in the Form 10 that Winton may engage in that it considers appropriate.

The Trading Advisor, page 11

8.   Please revise your disclosure to clarify, if true, that the Trading Advisor is not a registered investment adviser.

Net Asset Value, page 17

9.   You disclose that if a contract or option cannot be liquidated on the day with respect to which Net Asset Value is being determined, the basis for determining the liquidating value of such contract or option shall be such value as the Sponsor may deem fair and reasonable. Please describe the process by which the Sponsor will determine a fair and reasonable value for NAV.

10.   You disclose that the Sponsor is authorized to make all Net Asset Value determinations and calculation "on the basis of estimated numbers." Please explain what this means. Please also explain how differences between estimated and final numbers are reflected in the accounting period when such differences are determined.

Regulation, page 26

11.   Please expand your disclosure to describe position limits that the CFTC imposes on agricultural products and those that may be imposed on energy commodities. Describe in greater detail any additional position limits imposed by the exchanges. Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice. Discuss how such limits would impact your trading strategy, if at all.

Conflicts of Interest, page 26

12.   Please describe the process for resolving conflicts of interest among other funds or accounts sponsored by the Sponsor as well as among other clients and business activities of the Trading Advisor. Please disclose any recent conflicts and how they were resolved.

13.   We note your response to comment 28 in our letter dated January 27, 2010 and your revised disclosure that in the past certain affiliates of the Sponsor have provided services for the Series. Please describe what services the affiliates of the Sponsor have provided for the Series in the past. We note that the WC Diversified Series is the initial Series.

Other Funds or Accounts Sponsored by the Sponsor, page 27

14.   We note your response to comment 29 in our letter dated January 27, 2010. Please provide the names of the largest other speculatively traded funds sponsored by the Sponsor. Please also describe the types of other funds and main features of the funds sponsored by the Sponsor.

Other Clients and Business Activities of the Trading Advisor, page 28

15.   Please describe the number and types of other accounts for which Winton serves as the trading advisor.

Item 5. Directors and Executive Officers, page 31

16.   Please provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Sponsor. Please refer to the definitions of "director" and "executive officer" in Rule 405 of the Securities Act.

Item 11: Description of Registrant's Securities to be Registered, page 34

17.   You disclose that redemptions may be suspended if the Sponsor believes that not suspending redemptions would be "materially adverse" to the continuing Members. Please provide some examples of what you consider to be materially adverse situations in which the Sponsor would suspend redemptions. You also disclose that the Sponsor will give notice of any such suspension to all Members in the WC Diversified Series. Please describe how and when such notice of suspension will be given to Members. Describe if a notice of suspension will allow investors time to seek partial or complete redemption or if such notice of suspension will immediately suspend all redemptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Mark Borrelli